Exhibit (a)(5)(G)

ASSA ABLOY SUCCESSFULLY COMPLETES TENDER OFFER

FOR LASERCARD CORPORATION AND ANNOUNCES SUBSEQUENT

OFFERING PERIOD

STOCKHOLM, Sweden, and MOUNTAIN VIEW, Calif., USA, January 24, 2011 – ASSA ABLOY AB and LaserCard Corporation (NASDAQ: LCRD), today announced the successful completion of ASSA ABLOY’s cash tender offer by its wholly-owned subsidiary to acquire all outstanding shares of LaserCard common stock for US$6.25 per share.

The initial offering period for the tender offer expired at 12:00 midnight (New York City Time) at the end of Friday, January 21, 2011. The depositary for the tender offer has advised ASSA ABLOY that, as of the expiration of the offering period, approximately 7.56 million shares of LaserCard common stock have been tendered, including approximately 352 thousand shares tendered under guaranteed delivery procedures, for US$6.25 per share. All shares that were validly tendered and not withdrawn (excluding shares tendered under guaranteed delivery procedures) have been accepted for purchase, and ASSA ABLOY will promptly pay for all such shares. The shares tendered and accepted for purchase represent more than 50% but less than 90% of the outstanding shares of LaserCard’s common stock. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

ASSA ABLOY also announced that it has commenced a subsequent offering period to acquire all of the remaining untendered shares. This subsequent offering period will expire at 5:00 p.m., New York City time, on January 27, 2011, unless extended. During this subsequent offering period, holders of shares of LaserCard common stock who did not previously tender their shares in the offer may do so, and ASSA ABLOY will promptly purchase any shares properly tendered as such shares are tendered for the same consideration, without interest, paid in the tender offer. Procedures for tendering shares during the subsequent offer period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by using the guaranteed delivery procedure, and (2) pursuant to applicable law, shares tendered during the subsequent offer period may not be withdrawn. ASSA ABLOY reserves the right to further extend the subsequent offering period in accordance with applicable law and the terms of the merger agreement.

After expiration of the subsequent offering period, ASSA ABLOY intends to complete its acquisition of LaserCard by means of a merger under Delaware law. As a result of its purchase of shares in the tender offer, ASSA ABLOY has sufficient voting power to approve the merger without the affirmative vote of any other LaserCard stockholder. As a result of such merger, LaserCard will become an indirect wholly-owned subsidiary of ASSA ABLOY, and each share of LaserCard’s outstanding common stock will be cancelled and (except for shares held by LaserCard, ASSA ABLOY or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under

Delaware law) will be converted into the right to receive the same consideration, without interest, received by holders who tendered shares in the tender offer.

If ASSA ABLOY owns at least 90% of the outstanding shares of LaserCard common stock after the subsequent offering period, and, if necessary, after ASSA ABLOY’s exercise of the top-up option under the terms of the merger agreement, ASSA ABLOY will complete its acquisition by means of a short-form merger under Delaware law at the same price per share paid in the tender offer. Upon completion of the merger, LaserCard will become an indirect wholly-owned subsidiary of ASSA ABLOY, and LaserCard common stock will cease to be traded on the Nasdaq Stock Market.

About ASSA ABLOY

ASSA ABLOY is a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY is represented all over the world, on both mature and emerging markets, with strong positions in much of Europe and North America and in Asia. In the fast-growing electromechanical security segment, the ASSA ABLOY group has a strong position in areas such as access control, identification technology, door automation and hotel security.

Since its founding in 1994, ASSA ABLOY has grown from a regional company to an international group with 37,000 employees.

In 2009, ASSA ABLOY’s turnover amounted to approximately SEK 35 billion and the operating profit amounted to approximately SEK 5.4 billion. ASSA ABLOY has a market capitalization of approximately SEK 73 billion and is listed on NASDAQ OMX Stockholm, Large Cap.

Fore more information visit www.assaabloy.com.

About LaserCard Corporation

LaserCard Corporation, together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide. It develops, manufactures, and integrates LaserCard® optical security media cards, multi-technology cards, encoders, peripherals, smart and specialty cards, biometrics, and modular software. The Company’s cards and systems are used in various applications, including citizen identification, border security, government service delivery, and facility access.

Important Additional Information Has Been Filed with the Securities and Exchange Commission (“SEC”)

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of LaserCard’s common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE

SOLICITATION / RECOMMENDATION STATEMENT, AS EACH HAS BEEN SUBSEQUENTLY AMENDED AND SUPPLEMENTED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and the solicitation/recommendation statement were each initially filed with the SEC on December 22, 2010. Investors and security holders may obtain a free copy of these statements and other documents filed by ASSA ABLOY’s wholly-owned subsidiary, American Alligator Acquisition Corp., or LaserCard with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; and other risks and uncertainties discussed in the tender offer documents, as amended and supplemented, filed by American Alligator Acquisition Corp. with the Securities and Exchange Commission and the Solicitation / Recommendation Statement, as amended and supplemented, filed by LaserCard. Neither ASSA ABLOY nor LaserCard undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

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